UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TITAN INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

88830M102

(CUSIP Number)

MAURICE M. TAYLOR JR.
2701 Spruce Street
Quincy, IL 62301
(217) 228-6011

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
Barbara A. Bowman, Esq.
Bodman LLP
6th Floor at Ford Field
1901 St. Antoine Street
Detroit, Michigan 48226
(313) 259-7777

December 21, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), §§240.13d-1(f) or §§240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88830M102
SCHEDULE 13D
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Maurice M. Taylor Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 740,706
	8	SHARED VOTING POWER 551,600
	9	SOLE DISPOSITIVE POWER 740,706
	10	SHARED DISPOSITIVE POWER 551,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,292,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed solely on behalf of Maurice M. Taylor Jr. This Amendment No. 2 relates to and amends, solely with respect to Mr. Taylor, the Schedule 13D filed on October 24, 2004 by a group including, but not limited to, Mr. Taylor, as amended by Amendment No. 1 to Schedule 13D filed on November 15, 2004 by Mr. Taylor (together, the “Amended Original Statement”). This Amendment No. 2 relates to the common stock, no par value (the “Common Stock”), of Titan International, Inc. (the “Company”), whose principal executive offices are located at 2701 Spruce Street, Quincy, Illinois 62301.

Item 1. Security and Issuer

There are no material changes to this Item with respect to Mr. Taylor.

Item 2. Identity and Background

There are no materials changes to this Item with respect to Mr. Taylor.

Item 3. Sources and Amount of Funds or Other Consideration

The following information supplements and amends this Item of the Amended Original Statement with respect to Mr. Taylor:

Mr. Taylor is filing this Amendment No. 2 because, since the date of the Amended Original Statement, he has sold approximately one percent of the shares of Common Stock beneficially held by him.

Item 4. Purpose of Transaction

The following information supplements and amends this Item of the Amended Original Statement with respect to Mr. Taylor:

On December 21, 2006, Mr. Taylor sold 270,000 shares of Common Stock beneficially owned by him in a private transaction at a price of $18.50 per share. Fifty thousand of such shares were sold by the Maurice and Michelle Taylor Foundation, a charitable/educational foundation with which Mr. Taylor shares voting and dispositive power, and the balance of two hundred and twenty thousand of such shares were directly held by Mr. Taylor and he had sole voting and dispositive power with respect to such shares. The sale of shares was a personal matter for estate planning purposes.

Item 5. Interest in Securities of the Issuer

(a) and (b) The percentage set forth below and on page 2 hereof are based on information provided by the Company that there were 19,807,792 shares of Common Stock outstanding as of December 21, 2006.

Mr. Taylor beneficially owns 1,292,306 shares of Common Stock, which is 6.4% of the outstanding Common Stock, and includes 343,140 shares issuable upon exercise of presently exercisable stock options or options exercisable within the next 60 days; 551,600 shares directly held jointly by Mr. Taylor and his wife as to which they share voting and dispositive power; and 397,566 shares directly held by Mr. Taylor as to which he has sole voting and dispositive power.

(c) On December 21, 2006, Mr. Taylor sold 270,000 shares of Common Stock beneficially owned by him in a private transaction at a price of $18.50 per share. Fifty thousand of such shares were sold by the Maurice and Michelle Taylor Foundation, a charitable/educational foundation with which Mr. Taylor shares voting and dispositive power, and the balance of two hundred and twenty thousand shares were directly held by Mr. Taylor and he had sole voting and dispositive power with respect to such shares. The sale of shares was a personal matter for estate planning purposes. During the past 60 days, Mr. Taylor has not effected any other transaction in the Common Stock.

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no materials changes to this Item with respect to Mr. Taylor

Item 7. Materials to Be Filed as Exhibits

There are no exhibits to this Amendment No. 2.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2006     /s/ MAURICE M. TAYLOR JR.
Maurice M. Taylor Jr.